Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du

Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

EFFECTIVE S-4 INSIDE THE OVAL Q&A

DowDuPont merger plan document declared effective by the SEC

DowDuPont’s registration statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission (SEC). The registration statement is a key document that provides stockholders with important information regarding our proposed merger of equals with Dow so that they have the information they need to vote on the transaction. The following Q&A provides information about what the announcement means, explains next steps in the merger approval process and highlights other activities under way to support the planned merger with Dow.

What is the S-4?

The Form S-4 is a customary filing with the SEC and is used to register any material information related to a merger or acquisition. It provides information for investors — in advance of the stockholder votes — needed to vote on the merger.

What does the S-4 being declared effective mean?

It’s a key milestone that moves us closer to the closing of our merger of equals with Dow. Now that the SEC has declared it effective, DuPont and Dow can mail the joint proxy statement/prospectus to stockholders with a proxy card and information about how to vote on the transaction. As reflected in the joint proxy statement and prospectus that was filed with the SEC, the dates for the DuPont and Dow respective special meetings of stockholders in connection with the proposed merger have been set.

When will the stockholder votes take place?

DuPont’s special meeting of stockholders will be held on July 20, 2016 at 10:00am, at 974 Centre Road, Chestnut Run Plaza Building 730, Wilmington, DE 19805.

Dow’s special meeting of stockholders will be held on July 20, 2016 at 10:00am, at the Employee Development Center, Dow Corporate Center, Midland, Michigan 48674.

Who can vote at DuPont’s special meeting?

DuPont stockholders of record as of the close of business on June 2, 2016 are entitled to vote on the proposed merger at DuPont’s Special Meeting of Stockholders and will shortly receive the joint proxy statement/prospectus with information about how to vote.

If I am a stockholder, how can I vote on the merger?

Stockholders will receive by mail DuPont proxy materials, and enclosed in that package will be a proxy card or voting instruction form.

Just follow the simple instructions on your proxy card or voting instruction form to vote by telephone or by internet. You will want the Control Number handy as you vote electronically—it’s shown on your proxy card or voting instruction form. Alternatively, you may also simply sign, date and return the proxy card or voting instruction form in the postage-paid enveloped you receive with your DuPont proxy materials.

It is important to know that if you choose NOT to vote, it will be counted as a vote against the adoption of the merger agreement. Your company needs your votes FOR the adoption of the merger agreement.

DuPont stockholders who have any questions about voting their shares should feel free to contact the firm assisting DuPont in this matter: Innisfree M&A Incorporated at (877) 750-9501 (toll-free from the U.S. and Canada) or (412) 232-3651 (from other locations).

How do I get copies of the proxy materials?

DuPont’s proxy statement is posted on the Company’s website at http://investors.dupont.com/investor-relations/DowDuPont-Filings/default.aspx.Stockholders will receive a copy of the proxy materials in the mail. Stockholders may also receive printed copies without charge by contacting the Company’s Stockholder Relations Department at (302) 774-3034 or 974 Centre Road, Wilmington, DE 19805.

Who can help answer questions about the proxy and Special Meeting proposals?

DuPont stockholders who have questions about the proxy statement, who seek information about the matters to be voted on at the Special Meeting, or who need assistance submitting their proxy or voting shares for the Special Meeting may contact:

INNISFREE M&A INCORPORATED

(877) 750-9501 (toll-free from the US and Canada)

(412) 232-3651 (from other locations)

Have we completed any other milestones?

Yes. We are working with regulatory authorities in the U.S. and around the world. We have also made good progress on our planning for both the merger and the intended spin-offs of our Agriculture, Specialty Products and Material Science businesses. We have formed a Joint Integration Management Office. Dow and DuPont teams are working directly together on plans to execute the merger, capture synergies and prepare for the intended business separations. In May, we announced senior leadership appointments for the combined company — marking another significant milestone in the integration planning process.

We continue to expect to complete the merger in the second half of 2016, subject to stockholder and regulatory approvals.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.